                                                                    EXHIBIT 12.1


                  FAIRFIELD INN BY MARRIOTT LIMITED PARTNERSHIP

                COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
                                 (in thousands)



                                        For the Nine
                                        Months Ended                              Year Ended December 31,
                                        September 30,       --------------------------------------------------------------------
                                          2003 (1)              2002              2001              2000               1999
                                       ----------------     --------------    --------------    --------------     -------------
Net loss                                     $(24,161)          $ (8,548)        $ (11,472)         $(14,774)          $(8,552)
Add:
  Fixed charges                                  8,856             12,315            13,890            14,361            14,489
                                       ----------------     --------------    --------------    --------------     -------------
Adjusted earnings                            $(15,305)             $3,767          $  2,418           $ (413)           $ 5,937
                                       ================     ==============    ==============    ==============     =============

Fixed charges:
   Interest on indebtedness and
     amortization of deferred
     financing costs                           $ 8,856            $12,315          $ 12,845           $13,238          $ 13,528
   Portion of rents
     representative of interest
     factor                                         --                 --             1,045             1,123               961
                                       ----------------     --------------    --------------    --------------     -------------
   Total fixed charges                         $ 8,856            $12,315          $ 13,890           $14,361          $ 14,489
                                       ================     ==============    ==============    ==============     =============

Deficiency of earnings to fixed
   charges                                     $24,161             $8,548          $ 11,472          $ 14,774            $8,552
                                       ================     ==============    ==============    ==============     =============
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(1)  The Partnership adopted the liquidation basis of accounting for all periods beginning after September 30, 2003. On September 30, 2003, in accordance with the liquidation basis of accounting, assets were adjusted to estimated net realizable value and liabilities were adjusted to estimated settlement amounts, including estimated costs associated with carrying out the liquidation. The valuation of real estate held for sale is based on current estimates and other indications of sales value net of estimated selling costs. Actual values realized for assets and settlement of liabilities may differ materially from the amounts estimated. Due to the uncertainty in timing of anticipated sales of property, no provision has been made for estimated future cash flows from property operations.

     Under the liquidation basis of accounting, the Partnership is required to estimate and accrue the non-operating costs associated with executing the plan of liquidation. These amounts can vary significantly due to, among other things, the timing and realized proceeds from property sales, the costs of retaining agents and trustees to oversee the liquidation, including the costs of insurance, the timing and amounts associated with discharging known and contingent liabilities and the non-operating costs associated with cessation of the Partnership's operations. These non-operating costs are estimates and are expected to be paid out over the liquidation period.